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A5
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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hours per response......12.00

SEC FILE NUMBER
8- 48648

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/08_____ AND ENDING _____12/31/08_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A & M Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2475 Northwinds Parkway, Suite 200
                                          (No. and Street)

Alpharetta   Georgia   30004
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John A. Matthews, Jr., Certified Public Accountant, P.C.
                    (Name – if individual, state last, first, middle name)

4484 Covington Highway, Suite 100-B Decatur   Georgia   30035
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Hugh Albritton III__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __A & M Securities, LLC__ , as of __December 31__ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President and CEO__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

A & M SECURITIES, LLC
SEC I.D. NO 8-48648

*FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES FOR
PERIOD ENDED DECEMBER 31, 2008
AND OPINION OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANT AND
SUPPLEMENTAL REPORT ON
INTERNAL ACCOUNTING CONTROL*

*FILED IN ACCORDANCE WITH
RULE 17A-5(E)(3) AS A
PUBLIC DOCUMENT*

A & M SECURITIES, LLC

TABLE OF CONTENTS

Page



JOHN A. MATTHEWS, JR., CPA, P.C.

Certified Public Accountants

Covington Corners Office Park
4484 Covington Highway, Suite 100B
Decatur, Georgia 30035
Telephone: 404-284-4646
Facsimile: 404-284-3153

A & M Securities, LLC
2475 Northwinds Parkway
Suite 200
Alpharetta, GA 30004-4808

Independent Auditor's Report

I have audited the statement of financial condition of A & M Securities, LLC, as of December 31, 2008 and the related statements of income, cash flows, and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on the audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A & M Securities, LLC as of December 31, 2008 and the results of its operations and its cash flows for the years then ended in conformity with auditing standards generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John A. Matthews, Jr. CPA PC
Certified Public Accountant

February 13, 2009

Member
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
GEORGIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

ASSETS

CURRENT ASSETS

Cash	$	187,452
Restricted Cash (Note 4)		25,000
Commissions Receivable		46,482
Interest Receivable		1
TOTAL CURRENT ASSETS		258,935

Building, Furniture and Fixtures (Note 6)

Furniture & Fixtures	34,953
Leasehold Improvements	22,293
Less Accumulated Depreciation	(32,380)
NET BUILDING, FURNITURE AND FIXTURES	24,866

OTHER ASSETS

Investment	12,355
TOTAL OTHER ASSETS	12,355

TOTAL ASSETS	$	296,156

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	$	33,821
TOTAL CURRENT LIABILITIES		33,821

STOCKHOLDERS' EQUITY

Preferred Stock	299,763
Additional Paid-In Capital	280,842
Retained Earnings	(318,270)
TOTAL STOCKHOLDERS' EQUITY	262,335

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	296,156

A & M SECURITIES, LLC
STATEMENT OF INCOME
FOR YEAR ENDED DECEMBER 31, 2008

REVENUE		
Commissions	$	477,418
Interest Income		443
Unrealized Gain/ Loss Securities		(12,390)
TOTAL REVENUE		465,471
EXPENSES		
Accounting		3,500
Clearing Charges		87,705
Computer Software		77
Consulting Services		10,484
Data Vendors		57,986
Depreciation Expense (Note 6)		1,509
Dues and Publications		2,595
Insurance		514
Interest Expense		50
Licenses and Registration		800
Office Expenses		14,612
Office Supplies		838
Payroll Processing		1,105
Payroll Taxes		9,645
Postage		113
Promotion		2,157
Rent		27,890
Salesmen Commissions		238,709
Telephone/Communication		3,746
Training and Seminars		3,000
Travel and Entertainment		14,350
TOTAL EXPENSES		481,385
NET INCOME (LOSS)	$	(15,914)

A & M SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	(15,914)
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	1,509
Interest Receivable Decrease	97
Commissions Receivable Increase	(27,462)
Accounts Payable Increase	20,679
Investment Decrease	12,390
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(8,701)
Investment in Fixed Assets Increase	-
DECREASE IN CASH	(8,701)
CASH AND RESTRICTED CASH AT BEGINNING OF YEAR	221,153
CASH AND RESTRICTED CASH AT END OF YEAR	$ 212,452

A & M SECURITIES, LLC
STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY
FOR YEAR ENDED DECEMBER 31, 2008

	Preferred Stock	Additional Paid In Capital	Retained Earnings	Total Shareholder Equity
Balance at December 31, 2007	$ 299,763	$ 280,842	$ (302,356)	$ 278,249
Transfer: Adjust to Actual	-	-	-	
Activity for Period Ended December 31, 2008	-	-	(15,914)	(15,914)
Balance at December 31, 2008	$ 299,763	$ 280,842	$ (318,270)	$ 262,335

Note 1 – Nature of Ownership of Business

A & M Securities, LLC is a minority owned, registered broker dealer under Section 15(b) of the Securities Exchange Act of 1934. The company was formed in August, 1995, as a Limited Liability Corporation operating under the laws of the State of Georgia. The firm was formed to provide prudent national and international financial services to major corporations and institutions.

The firm is a fully disclosed, introducing broker/dealer that clears all transactions with an outside clearing agency that carries all accounts, prepares, and maintains all books and records pertaining thereto pursuant to SEC Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker dealer. The firm operates pursuant to the $5,000 minimum net capital requirement of SEC Rule 15c3-1(a)(2). The firm also operates pursuant to the subparagraph (k)(2)(ii) exemption from the full provision of SEC Rule 15c3-3. The firm does not carry any inventories or receive or hold any customer funds or securities.

The firm was granted effective registration by the SEC in September, 1995. The firm was registered as a securities dealer by the State of Georgia in March, 1996. The firm was approved for membership by the FINRA in June, 1996.

The officers of the firm are Hugh Albritton, III, CFA, CPA, who serves as President & Chief Executive Officer.

Note 2 – Significant Accounting Policies

Customer securities transactions are recorded on a trade date basis with related commission income and expenses recorded on a settlement date basis.

Note 3 – Cash

The firm maintains cash accounts in two banks in the Atlanta, Georgia area. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000 at each bank.

Note 4 – Restricted Cash

Restricted cash consists of a required deposit with a clearing broker.

Note 5 – Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements. The Company generated a net loss of $(15,914) for the year ending December 31, 2008. The company operates as a limited liability company that is treated as a partnership for federal tax purposes. Therefore, no provisions for income taxes were recorded.

Note 6 – Building, Furniture and Fixtures
Fixed assets are carried at cost. Maintenance and repairs are charged to expense, whereas additions and improvements are capitalized. Depreciation is provided over the estimated useful lives of the assets, (furniture & fixtures – 5 years, leasehold improvements – 5 years,). The depreciation expense for the year ended December 31, 2008 is $1,509 based on the straight line method.

Note 7 – Net Capital Requirements
The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Commission Act of 1934 that requires that aggregate indebtedness, as defined, not exceed 1500% of net capital, as defined. At December 31, 2008 the Company had net capital and aggregate indebtedness of $235,616 and $33,821 respectively. The ratio of aggregate indebtedness to net capital was 0.14 to 1.

**A & M SECURITIES, LLC
COMPUTATION OF NET CAPITAL FOR
BROKERS AND DEALERS
PURSUANT TO RULE 15C3-1
AS OF DECEMBER 31, 2008**

Shareholder Equity	$	262,335
Less: Non allowable Assets		26,719
Net Capital		235,616
Minimum Net Capital Required (greater of $5,000 or 1/8 of aggregated indebtedness)		5,000
Net Capital in Excess of Requirement	$	230,616
Aggregated Indebtedness	$	33,821
Ratio of Aggregate Indebtedness to Net Capital		.14 to 1

Reconciliation of Net Capital to FOCUS Report

Net Capital per unaudited FOCUS report of December 31, 2008	$	235,616
Adjustment per Audit		-
Adjusted Net Capital per audit report at December 31, 2008	$	235,616

A & M SECURITIES, LLC
Computation for Determination of Reserve
Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3
As of December 31, 2008

The Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

A & M SECURITIES, LLC
Information Relating to Possession or
Control Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3
As of December 31, 2008

The Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.



JOHN A. MATTHEWS, JR., CPA, P.C.

Certified Public Accountants

Covington Corners Office Park
4484 Covington Highway, Suite 100B
Decatur, Georgia 30035
Telephone: 404-284-4646
Facsimile: 404-284-3153

A & M Securities, LLC
2475 Northwinds Parkway
Suite 200
Alpharetta, GA 30004-4808
Gentlemen:

I have audited the financial statements of A & M Securities, LLC (the "Company") for the period ended December 31, 2008, and have issued a report thereon dated February 13, 2009. As part of the audit, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of the study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregated indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. No facts came to my attention indicating that the exemption conditions had not been in compliance. I did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts and verifications, and recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 or Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures can be expected to achieve the Commission's objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the above paragraph.

Because of inherent limitation in any internal accounting control procedures or the practices and procedures referred to above, errors and irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weakness as defined above.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and any other regulatory agencies which rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose

Sincerely,

John A. Matthews, Jr.
Certified Public Accountant

JOHN A. MATTHEWS, JR., CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

A & M SECURITIES, LLC
SEC I.D. NO 8-48648

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES FOR
PERIOD ENDED DECEMBER 31, 2008
AND OPINION OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANT AND
SUPPLEMENTAL REPORT ON
INTERNAL ACCOUNTING CONTROL

FILED IN ACCORDANCE WITH
RULE 17A-5(E)(3) AS A
PUBLIC DOCUMENT

Covington Corners Office Park
4484 Covington Highway, suite 100B
Decatur, Georgia 30035
Telephone: 404-284-4646   Fax: 404-284-3153